

June 13, 2013

Via E-mail
Paul T. Porrini, Esq.
Executive Vice President, General Counsel and Secretary
YuMe, Inc.
1204 Middlefield Road
Redwood City, CA 94063

>   **Re:   YuMe, Inc.**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 4, 2013**
>   **CIK No. 0001415624**

Dear Mr. Porrini:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Our Company, page 1

1.    We note your response to comment 1 from our letter dated May 10, 2013. While all the statements that you reference are already in the prospectus, you should make it clear when referencing your leading market position, how you are evaluating your company against others. Therefore, please expand your introductory statement that you are a "leading independent provider of digital video brand advertising" to state your bases for this assertion.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director


cc:     Via E-mail to
        Horace Nash, Esq.
        Fenwick & West LLP